SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 CONDUCTUS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)
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                                    206784100

                                 (CUSIP Number)

                                                     with a copy to:
Jonathan Gallen                                      Robert G. Minion, Esq.
450 Park Avenue                                      Lowenstein Sandler PC
28th Floor                                           65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 891-2132                                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                 August 28, 2000

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  206784100

     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen

     2) Check the Appropriate Box if a Member of a Group (See Instructions):

                 (a)  N/A                    (b) N/A

     3) SEC Use Only

     4) Source of Funds (See Instructions): WC/PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                Not Applicable

     6) Citizenship or Place of Organization: United States

        Number of                          7) Sole Voting Power:              *
                                          --------------------------------------
        Shares Beneficially                8) Shared Voting Power:            *
                                          --------------------------------------
        Owned by

        Each Reporting                     9) Sole Dispositive Power:         *
                                          --------------------------------------
        Person With:                      10) Shared Dispositive Power:       *
                                          --------------------------------------

     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:

                1,036,600*

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                Not Applicable

     13) Percent of Class Represented by Amount in Row (11): 6.7%*

     14) Type of Reporting Person (See Instructions): IA/IN

* As of August 28, 2000, Pequod Investments, L.P. ("Pequod"), a New York limited partnership, was the holder of 540,000 shares of the common stock, par value $.0001 per share (the "Common Stock"), of Conductus, Inc. (the "Company"). As of August 28, 2000, Pequod International, Ltd. ("International"), a corporation organized under the laws of the Bahamas, was the holder of 387,600 shares of Common Stock. As of August 28, 2000, Jonathan Gallen's Individual Retirement Account was the holder of 45,000 shares of Common Stock and Amy Gallen, Jonathan Gallen's wife, was the holder of 60,000 shares of Common Stock. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Common Stock held by Pequod, International, and his Individual Retirement Account, and shared power to vote and direct the disposition of all shares of Common Stock held by Amy Gallen. In addition, as of August 28, 2000, 4,000 shares of Common Stock were held by third parties with respect to which Mr. Gallen exercises shared investment control (the "Accounts"). Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen was deemed to beneficially own 1,036,600 shares of Common Stock as of August 28, 2000.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, there were 15,540,931 shares of Common Stock outstanding as of July 31, 2000. As of August 28, 2000, Pequod was the holder of 540,000 shares of Common Stock, International was the holder of 387,600 shares of Common Stock, Jonathan Gallen's Individual
Retirement Account was the holder of 45,000 shares of Common Stock and Amy Gallen, Jonathan Gallen's wife, was the holder of 60,000 shares of Common Stock. Jonathan Gallen possesses sole power to vote and direct the disposition of all shares of Common Stock held by Pequod, International, and his Individual Retirement Account, and shared power to vote and direct the disposition of all shares of Common Stock held by Amy Gallen. In addition, as of August 28, 2000, 4,000 shares of Common Stock were held by the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen was deemed to beneficially own 1,036,600 shares of Common Stock as of August 28, 2000. Each of Jonathan Gallen and Amy Gallen have not transacted in any securities of the Company on their own behalf during the sixty (60) days prior to August 28, 2000. On August 10, 2000, Pequod and International exercised options to purchase 90,000 shares of Common Stock and 64,600 shares of Common Stock, respectively, in each case for an exercise price of $4.00 per share. The following table sets forth the transactions by Pequod, International and the Accounts, in shares of Common Stock (other than such exercises of options) during the sixty (60) days prior to August 28, 2000, each of which was effected in an ordinary broker's transaction.

                           I. Pequod Investments, L.P.

                                   (Purchases)

          Date                      Quantity                        Price
          ----                      --------                        -----
     July 28, 2000                   1,200                         $14.66
     August 1, 2000                  1,000                         $14.03
     August 2, 2000                  1,000                         $14.28

                                     (Sales)

          Date                      Quantity                       Price
          ----                      --------                       -----

      August 9, 2000                 3,200                        $18.39


                         II. Pequod International, Ltd.

                                   (Purchases)

          Date                      Quantity                      Price
          ----                      --------                      -----
      July 27, 2000                  2,000                       $16.20
      July 28, 2000                  1,200                       $14.66

                                     (Sales)

          Date                      Quantity                      Price
          ----                      --------                      -----
      August 9, 2000                 3,200                       $18.39



                                III. The Accounts

                                   (Purchases)

           Date                     Quantity                      Price
           ----                     --------                      -----
      July 27, 2000                  4,000                       $16.19
      August 3, 2000                 1,000                       $12.00
      August 10, 2000                1,000                       $14.63

                                     (Sales)

           Date                     Quantity                      Price
           ----                     --------                      -----
      August 28, 2000                1,000                       $16.63

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           As of August 28, 2000


                                           /s/ Jonathan Gallen
                                           _______________________________
                                           Jonathan   Gallen,  individually  and
                                           in  his capacity  as  the  investment
                                           advisor for Pequod Investments, L.P.,
                                           Pequod  International,  Ltd. and  the
                                           Accounts.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).